SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2018 First Half Business Report

2.	Exhibit 99.1 Woori Bank Review Report for 2018 2Q (Consolidated)

3.	Exhibit 99.2 Woori Bank Review Report for 2018 2Q (Separate)

Summary of

2018 First Half Business Report

	1.	Directors	28

	2.	Employee Status	28

	3.	Directors’ Compensation	29

VIII.	RELATED PARTY TRANSACTIONS		29

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1) Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The Korea Deposit Insurance Corporation (the “KDIC”) announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

January 5, 2017	The first Korean bank to launch ‘One-touch Notice’ in foreign languages

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

February 5, 2017	The first Korean bank to Open office in Katowice, Poland

March 22, 2017	The first Korean bank to launch Korean film investment fund ‘Woori Bank-Company K Korean film investment fund’

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

July 12, 2017	Joint declaration to create jobs by management and labor force for the first time in the Korean financial sector

September 8, 2017	Woori Bank Vietnam launched a local credit card in collaboration with Woori Card

October 16, 2017	Selected by National Pension Fund as main transaction bank

November 30, 2017	Awarded ‘2017 Asia-Pacific Bank of the Year’ by Bankers

December 22, 2017	Inaugurated the 51st President of the Bank, Tae-Seung Sohn

December 26, 2017	Established global networks of 300

January 15, 2018	Opened sub-branch in Incheon International Airport Passenger Terminal 2

February 1, 2018	Launched comprehensive real-estate information platform, ‘WiBee Homes’

May 8, 2018	Implemented new core banking system ‘WINI’

June 24, 2018	Acquired a local financial institution in Cambodia, WB Finance (‘VisionFund Cambodia’), expanding global network to 410

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of June 30, 2018
Type	Name of Company	Controlling Company
Company	Woori Bank	—
First Tier Subsidiaries (19 companies)	Woori Card (equity ownership 100.0%)	Woori Bank
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia (equity ownership 100.0%)
WB Finance (Cambodia) (equity ewnership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Second Tier Subsidiaries (1 company)	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of June 30, 2018						(units: Won, shares)
Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*

On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of June 30, 2018		(unit: shares)
Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*

On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

4.	Voting Rights

As of June 30, 2018		(unit: shares)
Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	17,454,546	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	655,816,680	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		1H 2018	2017	2016
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,305,878	1,512,148	1,261,266
Earnings per share (Won)		1,828	1,999	1,567
Total cash dividends (Millions of Won)		—	403,963	269,308
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	26.71	21.35
Cash dividend yield (%)	Common Shares	—	3.70	3.01
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	600	400
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2017 figures include interim dividends

II.	Business Overview

1.	Results of Operations

As of June 30, 2018	(unit: 100 millions of Won)
Type	1H 2018	1H 2017	2017	2016
Operating income	18,077	14,842	21,567	15,742
Non-operating income	544	805	1,679	1,690
Non-operating expenses	606	1,348	3,751	1,898
Ordinary profits	18,015	14,299	19,495	15,534
Income from continuing operations before income tax	18,015	14,299	19,495	15,534
Income tax expense from continuing operations	4,852	3,209	4,194	2,759
Income from discontinued operations	—	—	—	—
Net income	13,163	11,090	15,301	12,775

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

	As of June 30, 2018	(unit: millions of Won)
	Type	1H 2018	2017	2016
Deposits received in local currency	Demand deposits	9,337,563	9,349,070	9,491,680
	Fixed deposits	198,765,132	194,289,437	183,723,169
	Mutual funds	32,292	34,055	37,128
	Subtotal	208,134,986	203,672,562	193,251,977
	Deposits received in foreign currencies	21,949,850	23,682,755	21,452,943
	CDs	4,552,825	4,399,817	3,808,856
	Money trusts	1,401,853	1,401,841	1,360,176
	Other deposits received	1,860,652	1,538,110	1,146,459
	Total	237,900,166	234,695,084	221,020,411

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of June 30, 2018	(unit: millions of Won)
Type	1H 2018	2017	2016
Loans in local currency	205,110,682	200,213,230	191,309,481
Loans in foreign currencies	17,805,418	15,664,795	17,855,868
Guarantee payments	14,910	23,620	25,197
Total	222,931,010	215,901,645	209,190,547

*	Based on K- IFRS consolidated financial statements
*	Loans in foreign currencies includes domestic banker’s letter of credit (usance)

(b)	Balances of Loans by Maturity

As of June 30, 2018			(unit: in millions of Won)
Type	1 year or under	Over 1 year ~ 3 years or under	Over 3 years ~ 5 years or under	Over 5 years	Total
Loans in local currency	101,056,521	41,538,706	9,788,418	50,583,210	202,966,855
Loans in foreign currencies	8,029,436	1,824,600	876,109	845,717	11,575,862

*	Based on K- IFRS separate financial statements

c. Guarantees

As of June 30, 2018	(unit: millions of Won)
Type	1H 2018	2017	2016
Confirmed guarantees	6,563,000	6,875,021	8,270,187
Unconfirmed guarantees	4,510,070	4,526,593	5,101,701
Commercial paper purchase commitments and others	1,299,503	1,458,101	1,389,896

*	Based on K- IFRS consolidated financial statements

d. Trust Business

As of June 30, 2018				(unit: millions of Won)
Type	1H 2018		2017		2016
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	35,301,197	102,572	30,131,764	139,025	26,019,180	73,814
Property trust	13,699,621	2,538	12,942,930	4,507	12,714,338	4,803
Total	49,000,818	105,110	43,074,694	143,532	38,733,518	78,617

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(unit: millions of Won, %)

Classification	Funding Source	1H 2018			2017			2016
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	195,521,640	1.37	66.83	187,332,008	1.26	66.02	183,440,285	1.38	65.35
	Certificates of deposit	4,297,945	1.83	1.47	4,500,100	1.66	1.59	3,466,223	1.70	1.23
	Borrowings in local currency	6,433,216	1.44	2.20	6,213,903	1.32	2.19	6,709,080	1.45	2.39
	Call money in local currency	235,962	1.51	0.08	1,254,623	1.23	0.44	1,159,188	1.32	0.41
	Others	21,082,759	2.36	7.21	20,168,307	2.29	7.11	18,532,241	2.60	6.60
	Subtotal	227,571,521	1.47	77.79	219,468,941	1.37	77.34	213,307,017	1.50	75.98
Foreign currency funds	Deposits received in foreign currencies	15,583,073	0.72	5.33	14,338,927	0.51	5.05	14,838,684	0.47	5.29
	Borrowings in foreign currencies	6,129,382	1.96	2.10	7,267,096	1.38	2.56	8,595,575	0.86	3.06
	Call money in foreign currencies	597,715	1.55	0.20	980,001	1.14	0.35	1,401,294	0.70	0.50
	Debentures in foreign currencies	3,597,648	3.69	1.23	3,649,805	3.11	1.29	3,950,614	2.54	1.41
	Others	730,110	0.48	0.25	574,786	0.14	0.20	531,877	0.29	0.19
	Subtotal	26,637,928	1.42	9.11	26,810,615	1.12	9.45	29,318,044	0.87	10.44
Others	Total capital	20,110,329	—	6.87	20,134,843	—	7.10	19,617,484	—	6.99
	Provisions	454,845	—	0.16	351,750	—	0.12	412,553	—	0.15
	Others	17,780,446	—	6.08	16,993,430	—	5.99	18,070,427	—	6.44
	Subtotal	38,345,620	—	13.11	37,480,023	—	13.21	38,100,463	—	13.57
Total		292,555,069	1.27	100.00	283,759,580	1.16	100.00	280,725,524	1.23	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(unit: millions of Won, %)

Type	Funding Source	1H 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	35,301,197	1,76	71.85	30,131,764	1.70	69.76	26,019,180	1.52	66.98
	Borrowings	0	0,00	0.00	0	0.00	0.00	0	0.00	0.00
	Subtotal	35,301,197	1,76	71.85	30,131,764	1.70	69.76	26,019,180	1.52	66.98
Non-cost	Property trusts	13,699,621	—	27.88	12,942,930	—	29.97	12,714,338	—	32.73
	Special reserves	39,845	—	0.08	39,082	—	0.09	38,160	—	0.10
	Other	93,115	—	0.19	76,821	—	0.18	72,810	—	0.19
	Subtotal	13,832,581	—	28.15	13,058,833	—	30.24	12,825,308	—	33.02
Total		49,133,778	—	100.00	43,190,597	—	100.00	38,844,488	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(unit: millions of Won, %)

Type	Managed Item	1H 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Local currency funds	Deposits in local currency	4,130,599	1.46	1.41	3,424,567	1.28	1.21	3,171,599	1.34	1.13
	Marketable securities in local currency	32,935,615	2.24	11.26	35,186,537	1.95	12.40	33,880,119	2.58	12.07
	Loans in local currency	201,363,818	3.18	68.83	194,161,817	3.05	68.42	189,079,324	3.10	67.35
	Guarantee payments	17,734	1.99	0.01	26,639	3.14	0.01	51,254	0.89	0.02
	Call loans in local currency	1,338,230	1.64	0.46	2,275,748	1.33	0.80	3,581,382	1.41	1.28
	Private placed bonds	126,344	3.05	0.04	185,092	5.94	0.07	247,292	5.19	0.09
	Credit card receivables	—	—	—	28	—	0.00	24	—	0.00
	Other	6,608,073	2.02	2.26	4,235,478	1.99	1.49	4,580,215	2.04	1.63
	Bad debt expense in local currency (-)	(1,263,122)	—	(0.43)	(1,284,188)	—	(0.45)	(1,925,177)	—	(0.69)
	Subtotal	245,257,291	3.00	83.83	238,211,718	2.85	83.95	232,666,033	2.98	82.88
Foreign currency funds	Deposits in foreign currencies	3,930,846	1.22	1.34	3,791,184	0.67	1.34	3,761,286	0.43	1.34
	Marketable securities in foreign currencies	3,385,251	1.22	1.16	2,735,707	1.07	0.96	1,752,884	1.13	0.62
	Loans in foreign currencies	10,770,723	2.94	3.68	10,790,442	2.51	3.80	13,371,873	1.95	4.76
	Call loans in foreign currencies	2,433,668	1.87	0.83	2,506,588	1.33	0.88	2,940,858	0.85	1.05
	Bills bought	7,167,970	2.60	2.45	7,417,500	1.88	2.61	7,110,164	1.53	2.53
	Other	34,827	2.73	0.01	48,472	2.50	0.02	13,829	9.72	0.00
	Bad debt expense in foreign currencies (-)	(486,471)	—	(0.17)	(332,301)	—	(0.12)	(312,211)	—	(0.11)
	Subtotal	27,236,812	2.35	9.31	26,957,590	1.85	9.50	28,638,685	1.51	10.20
Other	Cash	1,224,071	—	0.42	1,201,343	—	0.42	1,169,566	—	0.42
	Property and equipment for business purposes	2,360,666	—	0.81	2,352,466	—	0.83	2,325,893	—	0.83
	Other	16,476,230	—	5.63	15,036,463	—	5.30	15,925,347	—	5.67
	Subtotal	20,060,966	—	6.86	18,590,272	—	6.55	19,420,807	—	6.92
Total		292,555,069	2.73	100.00	283,759,580	2.57	100.00	280,725,524	2.62	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: millions of Won, %)

Type	Managed Item	1H 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	34,264	3.57	0.07	27,539	3.62	0.06	23,088	4.21	0.06
	Securities	11,509,810	4.01	23.43	8,038,329	3.25	18.61	4,701,052	1.93	12.10
	Other	24,552,003	1.91	49.97	22,962,574	1.47	53.17	22,237,766	1.63	57.25
	Reserves for bond ratings (-)	(18)	0.00	0.00	(45)	0.00	0.00	(36)	0.00	0.00
	Present value discount (-)	(7)	0.00	0.00	(72)	0.00	0.00	(215)	0.00	0.00
	Subtotal	36,096,052	2.58	73.46	31,028,325	1.93	71.84	26,961,655	1.68	69.41
Non-profit	Subtotal	13,037,726	—	26.54	12,162,272	—	28.16	11,882,833	—	30.59
Total		49,133,778	—	100.00	43,190,597	—	100.00	38,844,488	—	100.00

4. Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

	(unit: 100 millions of Won, %)
Type	1H 2018	2017	2016
Equity capital (A)	231,996	226,032	229,005
Risk weighted assets (B)	1,519,886	1,467,622	1,497,281
Capital adequacy ratio (A/B)	15.26	15.40	15.29

Liquidity Ratios

(unit: %)
Type	1H 2018	2017	2016
Liquidity coverage ratio (LCR)	101.60	102.06	109.52
Foreign currency liquidity coverage ratio(LCR) **	119.32	103.11	—
Ratio of business purpose premises and equipment ***	12.80	13.49	13.49

*	Based on K-IFRS consolidated financial statements
**	Newly introduced in 2017 (Current minimum ratio is 70% in 2018; to increase to 80% in 2019). Our foreign currency LCR was 120.66% in April 2018, 118.09% in May 2018 and 119.13% in June 2018.
***	Based on the ending balances of 1H 2018, FY 2017 and FY2016

b.	Asset Quality

		(unit: 100 millions of Won)
Type		1H 2018	2017	2016
Total loans	Total	2,262,351	2,221,185	2,166,122
	Corporate	1,181,528	1,155,213	1,140,252
	Household	1,080,822	1,065,972	1,025,870
Sub-standard and below loans Sub-standard and below loan ratio	Total	11,458	18,396	21,121
		0.51%	0.83%	0.98%
	Corporate	8,917	15,826	18,237
		0.75%	1.37%	1.60%
	Household	2,541	2,570	2,884
		0.24%	0.24%	0.28%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.33%	0.34%	0.46%
		(0.52)%	(0.38)%	(0.52)%
	Based on corporate loans (after seasonal adjustment)	0.41	0.45%	0.61%
		(0.69)%	(0.49)%	(0.66)%
	Based on household loans (after seasonal adjustment)	0.31%	0.28%	0.31%
		(0.42)%	(0.31)%	(0.33)%

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary

Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)

New shares issued in Merger	676,278,371 common shares

Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won)
Classification	1H 2018	2017	2016
ASSETS
Cash and cash equivalents	5,920,568	6,908,286	7,591,324
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	6,340,704	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	5,843,077	5,650,724
Financial assets at FVTOCI (other comprehensive income)	14,644,608	—	—
Available-for-sale financial assets	—	15,352,950	20,817,583
Securities at amortized cost	17,702,129		—
Held-to-maturity financial assets	—	16,749,296	13,910,251
Loans and other financial assets at amortized cost	277,720,003	—	—
Loans and receivables	—	267,106,204	258,392,633
Investments in joint ventures and associates	412,940	417,051	439,012
Investment properties	381,177	371,301	358,497
Premises and equipment	2,450,754	2,477,545	2,458,025
Intangible assets and goodwill	653,514	518,599	483,739
Assets held for sale	18,705	48,624	2,342
Current tax assets	11,322	4,722	6,229
Deferred tax assets	89,711	280,130	232,007
Derivative assets	12,395	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	202,800	158,404	128,846
Total assets	326,561,330	316,295,461	310,682,727
LIABILITIES
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	2,578,332	—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,427,909	3,803,358
Deposits due to customers	237,900,166	234,695,084	221,020,411
Borrowings	15,899,599	14,784,706	18,769,515
Debentures	26,752,725	27,869,651	23,565,449
Provisions	386,374	410,470	428,477
Net defined benefit liability	99,859	43,264	64,666
Current tax liabilities	154,202	232,600	171,192
Deferred tax liabilities	14,777	22,681	22,023
Derivative liabilities	67,505	67,754	7,221
Other financial liabilities	21,408,267	13,892,461	21,985,086
Other liabilities	302,913	283,981	299,376
Total liabilities	305,564,719	295,730,561	290,136,774
EQUITY
Owners’ equity:	20,790,188	20,365,892	20,386,160
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	2,763,256	3,017,888	3,574,896
Capital surplus	285,885	285,880	286,331
Other equity	(2,113,798)	(1,939,274)	(1,468,025)
Retained earnings	16,473,453	15,620,006	14,611,566
Non-controlling interests	206,423	199,008	159,793
Total equity	20,996,611	20,564,900	20,545,953
Total liabilities and equity	326,561,330	316,295,461	310,682,727
Number of Consolidated Subsidiaries	61	53	74

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won, except per share amounts)
Classification	1H 2018	1H 2017	2017	2016
Operating income	1,807,715	1,484,228	2,156,742	1,574,206
Net interest income	2,764,474	2,550,320	5,220,650	5,019,544
Net fees and commissions income	602,655	537,700	1,070,466	937,131
Dividend income	49,704	59,445	124,992	184,510
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	117,023	—	—	—
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039	—	(146,409)	(104,827)	114,387
Net gain or loss on financial assets at FVTOCI	1,287	—	—	—
Net gain or loss on available for sale financial assets	—	104,172	192,708	(1,035)
Net gain or loss arising on financial assets at amortized cost	30,886	—	—	—
Impairment losses due to credit loss	28,438	(283,763)	(785,133)	(834,076)
General and administrative expenses	(1,567,338)	(1,538,427)	(3,530,801)	(3,478,476)
Other net operating income (expenses)	(219,414)	201,190	(31,313)	(367,779)
Non-operating income	(6,183)	(54,280)	(207,236)	(20,817)
Net income before income tax expense from continuing operations	1,801,532	1,429,948	1,949,506	1,553,389
Income tax expense from continuing operations	(485,216)	(320,933)	(419,418)	(275,856)
Net income from continuing operations	1,316,316	1,109,015	1,530,088	1,277,533
Net income from discontinued operations	—	—	—	—
Net income	1,316,316	1,109,015	1,530,088	1,277,533
Net income attributable to owners	1,305,878	1,098,361	1,512,148	1,261,266
Profit from continuing operations	1,305,878	1,098,361	1,512,148	1,261,266
Profit from discontinued operations	—	—	—	—
Net income attributable to the non-controlling interests	10,438	10,654	17,940	16,267
Profit from continuing operations	10,438	10,654	17,940	16,267
Profit from discontinued operations	—	—	—	—
Other comprehensive income (loss), net of tax	7,823	(107,412)	(276,796)	77,894
Items that will not be reclassified to profit or loss	(26,559)	(9,677)	10,497	34,162
Items that may be reclassified to profit or loss	34,382	(97,735)	(287,293)	43,732
Total comprehensive income	1,324,139	1,001,603	1,253,292	1,355,427
Comprehensive income attributable to the owners	1,315,322	995,742	1,249,057	1,332,614
Comprehensive income attributable to non-controlling interests	8,817	5,861	4,235	22,813
Net Income Per Share
Continuing and discontinued operations
Basic earnings per common share	1,828	1,497	1,999	1,567
Diluted earnings per common share	1,828	1,497	1,999	1,567
Continuing operations
Basic earnings per common share	1,828	1,497	1,999	1,567
Diluted earnings per common share	1,828	1,497	1,999	1,567

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: millions of Won)
Classification	1H 2018	2017	2016
ASSETS
Cash and cash equivalents	5,205,509	5,328,960	6,104,029
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	4,256,954	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	4,133,724	4,076,872
Financial assets at FVTOCI (other comprehensive income)	13,854,656	—	—
Available for sale financial assets	—	14,186,704	18,105,862
Securities at amortized cost	17,568,356	—	—
Held-to-maturity financial assets	—	16,638,727	13,792,266
Loans and other financial assets at amortized cost	256,037,729	—	—
Loans and receivables	—	248,810,624	241,508,048
Investments in subsidiaries and associates	4,240,906	4,148,795	3,779,169
Investment properties	360,075	350,235	348,393
Premises and equipment	2,351,035	2,374,590	2,342,280
Intangible assets	400,008	303,325	242,230
Assets held for sale	15,425	46,183	2,342
Deferred tax assets	49,827	238,543	162,211
Derivative assets	12,395	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	146,615	117,889	96,926
Total assets	304,499,490	296,737,571	290,772,143
LIABILITIES
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	2,575,918	—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,416,978	3,793,479
Deposits due to customers	226,726,810	224,384,156	211,382,380
Borrowings	13,994,109	13,662,984	16,060,821
Debentures	20,091,374	21,707,466	18,166,057
Provisions	325,699	368,027	380,473
Net defined benefit liability	71,632	14,284	—
Current tax liabilities	133,625	212,376	148,672
Deferred tax liabilities	—	—	—
Derivative liabilities	34,540	12,103	7,221
Other financial liabilities	20,224,875	13,029,421	20,827,284
Other liabilities	143,143	135,686	153,238
Total liabilities	284,321,725	276,943,481	270,919,625
EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	2,763,256	3,017,888	3,574,896
Capital surplus	269,533	269,533	269,533
Other equity	(327,438)	(135,282)	138,542
Retained earnings	14,091,022	13,260,559	12,488,155
Total equity	20,177,765	19,794,090	19,852,518
Total liabilities and equity	304,499,490	296,737,571	290,772,143

Summary Statement of Comprehensive Income

(The Bank)	(unit: millions of Won, except per share amounts)
Classification	1H 2018	1H 2017	2017	2016
Operating income	1,623,039	1,298,340	1,790,558	1,270,501
Net interest income	2,315,289	2,131,658	4,390,603	4,222,447
Net fees and commissions income	526,061	465,850	931,021	842,883
Dividend income	40,495	61,736	125,599	220,015
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	107,822	—	—	—
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039	—	(137,593)	(96,983)	97,225
Net gain or loss on financial assets at FVTOCI	723
Net gain or loss on available for sale financial assets	—	90,238	135,003	35,525
Net gain or loss arising on financial assets at amortized cost*	14,853	—	—	—
Impairment losses due to credit loss	163,408	(179,904)	(553,204)	(640,443)
General and administrative expenses	(1,355,859)	(1,350,512)	(3,128,725)	(3,115,371)
Other net non-operating income (expenses)	(189,753)	216,867	(12,756)	(391,780)
Non-operating income	25,104	(876)	(170,336)	40,144
Net income before income tax expense	1,648,143	1,297,464	1,620,222	1,310,645
Income tax expense	(443,328)	(293,038)	(344,110)	(245,043)
Net income from continuing operations	1,204,815	1,004,426	1,276,112	1,065,602
Net income from discontinued operations	—	—	—	—
Net income	1,204,815	1,004,426	1,276,112	1,065,602
Other comprehensive income (loss), net of tax	(6,892)	(39,680)	(65,666)	32,526
Items that will not be reclassified to profit or loss	(29,169)	(8,949)	16,566	33,191
Items that may be reclassified to profit or loss	22,277	(30,731)	(82,232)	(665)
Total comprehensive income	1,197,923	964,746	1,210,446	1,098,128
Net Income Per Share	—	—	—	—
Basic and diluted net income per share	1,678	1,358	1,648	1,277

IV.	Compensation to the Independent Auditor

1.	Audit Services

Term	Auditor	Description	Fee	Total Time
1H 2018	Deloitte Anjin LLC	Closing audit	KRW	—
		Interim audit (including internal accounting management system)	1,727 million	—
		3Q review		—
		1H review		8,169 hours
		1Q review		4,010 hours
2017	Deloitte Anjin LLC	Closing audit	KRW	15,883 hours
		Interim audit (including internal accounting management system)	1,786 million	5,827 hours
		3Q review		4,880 hours
		1H review		4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW	7,515 hours
		Interim audit (including internal accounting management system)	1,561 million	4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours

2.	Non-Audit Service

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1H 2018	Apr. 16, 2018	Tax adjustment	Each quarter and end of term	KRW 130 million
	Apr. 16, 2018	PCAOB and SOX Auditing	May 1, 2018 ~ Apr. 30, 2019	KRW 1,463 million
	May. 11, 2018	Issuance of GMTN-related comfort letter	May 2018	USD 100,000
	July 30, 2018	Issuance of GMTN-related comfort letter	July 2018 ~ August 2018	USD 44,000
2017	Mar. 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar. 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Audit Committee

(b)	Board of Directors Management Committee

(c)	Risk Management Committee

(d)	Compensation Committee

(e)	Committee for Recommending Officer Candidates

As of June 30, 2018

Name of Committee	Composition	Names of Members
Audit Committee	Two outside directors, One standing auditor	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

Board of directors management committee	One standing director, Five outside directors One non-standing director

Tae-Seung Sohn (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)**

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Chang-Sik Bae (non-standing director)**

Compensation committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)**

Committee for recommending officer candidates	One standing director, Five outside directors	Tae-Seung Sohn (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

*	The chairman of the board of directors and the chairmen and members of the committees were appointed at the 17th extraordinary board of directors’ meeting held on December 22, 2017.
**	Non-standing director : Kwang-Woo Choi’s tenure expired and Chang-Sik Bae was newly appointed at the Annual General Meeting of shareholders held on March 23, 2018.
1)	Jan. 1, 2018 ~ Mar.22, 2018 : Kwang-Woo Choi was a member of Board of directors management committee, Risk management committee and Compensation committee
2)	Mar. 22, 2018 ~ Mar.31, 2018 : Chang-Sik Bae is a member of Board of directors management committee, Risk management committee and Compensation committee

2.	Affiliated Companies (as of June 30, 2018)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2018					(units: shares, %)
Name			Shares Held				Notes
	Relation	Type	Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation(KDIC)	Largest Shareholder	Common	124,604,797	18.43	124,604,797	18.43	Note 1)
Total		Common	124,604,797	18.43	124,604,797	18.43
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of June 30, 2018				(units: shares, %)
Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37	Sale of stake (Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments, Korea Investment & Securities)
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37	Sale of stake (Kiwoom Securities, Hanwha Life Insurance)
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37	Sale of stake ( IMM PE)
January 31, 2017	Korea Deposit Insurance Corporation	144,457,161	21.37	Sale of stake (IMM PE)
May 11, 2017	Korea Deposit Insurance Corporation	143,857,161	21.28	Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	Korea Deposit Insurance Corporation	132,897,007	19.66	Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	Korea Deposit Insurance Corporation	131,697,007	19.48	Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	Korea Deposit Insurance Corporation	130,697,007	19.33	Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	Korea Deposit Insurance Corporation	128,185,796	18.96	Exercise of NH Investment & Securities’ call option ( 0.37%)
July 3, 2017	Korea Deposit Insurance Corporation	126,935,796	18.78	Exercise of Hyosung Capital’s call option (0.18%)
September 28, 2017	Korea Deposit Insurance Corporation	125,205,147	18.52	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.26%)
December 7, 2017	Korea Deposit Insurance Corporation	124,604,797	18.43	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.09%)

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of June 30, 2018				(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	18.43	—
	National Pension Service	62,809,267	9.29	Note1)
	Nobis1, Inc. (IMM PE)	40,560,000	6.00
Employee Stock Ownership Association		38,208,351	5.65	—

Note1) Number of shares of the National Pension Service is as of Dec.31, 2017

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		January 2018	February 2018	March 2018	April 2018	May 2018	June 2018
Common Stock	High	17,200	17,050	16,400	16,100	15,850	17,100
	Low	15,650	15,200	14,250	13,700	15,200	15,500
	Average	16,632	16,403	15,405	14,895	15,563	16,318
Monthly Trade Volume	High	2,697,968	8,494,057	3,186,017	4,093,280	2,602,486	5,823,952
	Low	653,628	780,723	967,071	1,242,179	725,984	847,627
	Monthly Total	28,679,898	33,505,646	37,831,871	45,951,904	27,919,832	35,615,259

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

					(units: US Dollars, Won, ADRs)
Period		January 2018	February 2018	March 2018	April 2018	May 2018	June 2018
ADR	High	49.04	48.24	45.97	44.72	45.15	47.57
	Low	44.73	42.63	40.83	38.43	42.66	42.64
	Average	47.03	45.81	43.72	41.66	43.77	45.11
Won Conversion	High	52,531	52,026	49,151	48,127	48,762	51,066
	Low	47,655	46,372	43,777	40,966	46,042	47,667
	Average	50,169	49,450	46,865	44,483	47,118	49,292
Monthly Trade Volume	High	33,600	30,100	44,100	24,800	19,900	76,400
	Low	6,100	4,000	4,800	4,800	3,900	6,200
	Monthly Total	306,500	278,200	316,100	256,900	250,600	447,400

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of the submission date August 14, 2018					(units: shares)
Position		Name	Common Stock Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Sohn	15,296	December 22, 2017 ~	December 21, 2020
Standing Member of Audit Committee	Registered	Jung-Sik Oh	5,000	March 24, 2017 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Hoon Shin	15,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Yong Park	1,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Zhiping Tian	—	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Dong-Woo Chang	—	December 30, 2016 ~	December 30, 2018
Non-standing Director	Registered	Chang-Sik Bae	—	March 23, 2018 ~	Note 2)
Executive Vice President	Non-Registered	An-Ho Jang	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Woon-Haeng Cho	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Seong-Il Park	—	February 3, 2017 ~	December 3, 2019
Executive Vice President	Non-Registered	Sun-Kyu Kim	—	February 3, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Yeong-Bae Kim	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Jin Heo	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Dong-Yeon Lee	9,000	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Hyun-Poong Hong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chai-Pong Cheong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chang-Jae Lee	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Ki Kim	—	December 22, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Tae-Joong Ha	—	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Jong-In Lee	—	February 3, 2017 ~	December 3, 2019
Managing Director	Non-Registered	Won-Duk Lee	2,000	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Hong-Sik Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Su-Hyeong Cho	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Hwa-Jae Park	2,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Myung-Hyuk Shin	1,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dong-Su Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Suk Jeong	5,005	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Kyong-Hoon Park	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Deuk Kim	2,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dae-Jin Lee	—	February 3, 2017 ~	December 8, 2018

Note 1) The end of the annual general meeting of shareholders to be held in March 2019

Note 2) The end of the annual general meeting of shareholders to be held in March 2020

Note 3) Common stock owned by executives exclude stocks owned through the Employee Stock Ownership Association

Note 4) Term Commencement Date: The date of inauguration for registered directors, the date of appointment for non-registered directors

2.	Employee Status

As of June 30, 2018							(units: persons, millions of Won)
	Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	14,024	285	583	47	14,607	16.7	727,405	50

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.
*	When excluding amount decided in 2017 and paid in 2018 1Q, cumulative compensation is 644,636 million KRW (Average compensation per person is 44 million KRW)

3.	Directors’ Compensation

As of June 30, 2018		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	519	173	—
Outside Directors (excludes audit committee members)	3	92	31	—
Audit Committee Members	3	308	103	—
Total	9	919	102	—

*	Number of persons: includes the outside directors and audit committee members that resigned in 2018

(as of June 30, 2018, there are two registered directors, three outside directors and three members of the Audit Committee)

*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from number of persons
*	Total compensation: cumulative amount paid from January to June of 2018

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of June 30, 2018				(unit: millions of Won)
Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 29, 2016	August 28, 2018
	Loans	500,000	August 29, 2016	August 28, 2018
	Bonds	29,999	January 22, 2013, etc.	January 22, 2018, etc. *
Woori Investment Bank	Loans	25,000	March 10, 2016	March 4, 2019
	CMA	100,000	July 1, 2017	June 30, 2018
Woori Card	Loans	100,000	March 2, 2018	March 4, 2019
Woori P&S	Loans	12,000	May 25, 2016	May 25, 2026
	Loans	600	November 28, 2017	November 28, 2018

*	repaid at maturity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: August 14, 2018	By: /s/ Won Duk Lee
(Signature)

Name: Won Duk Lee
Title: Managing Director